SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clarus Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

18271L 107

(CUSIP Number)

James E. Thomas

Thomas, McNerney & Partners

12527 Central Ave. NE #297

Minneapolis, MN 55434

(203) 978-2010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18271L 107

1.	Names of Reporting Persons. James E. Thomas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,659
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,659

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,249
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,249

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,249
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,175
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,175

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,234
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,234

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,234
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. Thomas, McNerney & Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,083
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,083

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Nominee, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Nominee II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 166
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 166

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18271L 107

1.	Names of Reporting Persons. TMP Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 92
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 92

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) PN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Common Stock”), of Clarus Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”) on December 10, 2021. Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have sold the shares of Common Stock in the transactions set forth in Item 5(c) of this Amendment No. 1 and, subject to favorable prices and market conditions, intend to sell or distribute the remaining shares of Common Stock reported on this Amendment No. 1.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 24,750,011 outstanding shares of Common Stock as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2022.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock on April 21, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022

/s/ James E. Thomas
JAMES E. THOMAS

THOMAS MCNERNEY & PARTNERS, L.P.

By:	Thomas, McNerney & Partners, LLC, its general partner

By:	/s/ James E. Thomas
	Name:	James E. Thomas
	Title:	Manager

TMP NOMINEE, LLC

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

TMP ASSOCIATES, L.P.

By:	Thomas, McNerney & Partners, LLC, its general partner

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

THOMAS, MCNERNEY & PARTNERS, LLC

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

THOMAS, MCNERNEY & PARTNERS II, L.P.

By:	Thomas, McNerney & Partners II, LLC, its general partner

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

TMP NOMINEE II, LLC

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

TMP ASSOCIATES II, L.P.

By:	Thomas, McNerney & Partners II, LLC, its general partner

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

THOMAS, MCNERNEY & PARTNERS II, LLC

By:	/s/ James E. Thomas
	Name:	James E. Thomas
Title:	Manager

Schedule A

Name	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price Per Share (1)
Thomas McNerney II	April 20, 2022	(2,061,685)	Sale	$2.53	(1)
Thomas McNerney I	April 20, 2022	(1,663,126)	Sale	$2.53	(1)
TMP Nominee II	April 20, 2022	(13,630)	Sale	$2.53	(1)
TMP Nominee I	April 20, 2022	(5,722)	Sale	$2.53	(1)
TMP Associates I	April 20, 2022	(1,164)	Sale	$2.53	(1)
TMP Associates II	April 20, 2022	(7,585)	Sale	$2.53	(1)
Thomas McNerney II	April 21, 2022	(933,906)	Sale	$2.37	(2)
Thomas McNerney I	April 21, 2022	(753,365)	Sale	$2.37	(2)
TMP Nominee II	April 21, 2022	(6,174)	Sale	$2.37	(2)
TMP Nominee I	April 21, 2022	(2,592)	Sale	$2.37	(2)
TMP Associates I	April 21, 2022	(527)	Sale	$2.37	(2)
TMP Associates II	April 21, 2022	(3,436)	Sale	$2.37	(2)

(1)

The prices reported in this column are weighted average prices at a range of prices between $2.20 and $3.03. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges of the prices reported.

(2)

The prices reported in this column are weighted average prices at a range of prices between $2.11 and $2.62. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges of the prices reported.